--------------------------------------------------------------------------------

                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             dated November 13, 2003

                         Commission File Number 1-15148

                                  PERDIGAO S.A.
                    (Exact Name as Specified in its Charter)

                                      N/A
                       (Translation of Registrant's Name)

                           760 Av. Escola Politecnica
                      Jaguare 05350-000 Sao Paulo, Brazil
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F   X    Form 40-F_____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes____     No  X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

--------------------------------------------------------------------------------

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 13, 2003

                                            PERDIGAO S.A.



                                            By: /s/ Wang Wei Chang
                                               ---------------------------------
                                               Name:   Wang Wei Chang
                                               Title:  Director/Chief Financial
                                                       Officer

                                  EXHIBIT INDEX


Exhibit        Description of Exhibit
-------        ----------------------

1.             Press release dated November 12, 2003

2. Press release dated November 12, 2003 re Christmas Products forecast

3.             Quarterly Information--ITR--for the period ended September 30,
               2003

4.             October 2003 Management and Related Person Negotiation